UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

iHeartMedia, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

45174J509

(CUSIP Number)

Global Media & Entertainment Investments Ltd
c/o Rhone Services, Building # 2,
Western Business Center, Mount Pleasant Village
Western Road, P.O. Box SP – 63131
Nassau, Bahamas
+377 97 70 23 00

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_____________________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174J509

1	NAMES OF REPORTING PERSONS
GLOBAL MEDIA & ENTERTAINMENT INVESTMENTS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BAHAMAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
11,644,385

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
11,644,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,644,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6248%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 45174J509

1	NAMES OF REPORTING PERSONS
THE GLOBAL MEDIA & ENTERTAINMENT INVESTMENTS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BAHAMAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
11,644,385

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
11,644,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,644,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6248%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 45174J509

1	NAMES OF REPORTING PERSONS
JAMES HILL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
11,644,385

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
11,644,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,644,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6248%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 45174J509

1	NAMES OF REPORTING PERSONS
SIMON GROOM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
11,644,385

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
11,644,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,644,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6248%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 45174J509

1	NAMES OF REPORTING PERSONS
MICHAEL TABOR

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
11,644,385

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
11,644,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,644,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6248%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 45174J509

The following constitutes the Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The shares of Class A Common Stock, $0.001 par value (the “Shares”) of iHeartMedia, Inc., a Delaware corporation (the “Issuer”) directly owned by Global Media & Entertainment Investments Ltd (“GMEI”)  were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 11,644,385 Shares directly owned by GMEI is approximately $155,423,343, excluding brokerage commissions.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 22, 2021, in a declaratory ruling, the Federal Communications Commission granted approval for the Reporting Persons to increase their investments in the Issuer up to any non-controlling interest not to exceed 14.99%, as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2021.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

The aggregate percentage of the Shares of the Issuer reported owned by each person named herein is based upon 120,983,728 Shares outstanding, which is the total number of Shares outstanding as of March 17, 2022, as disclosed in the Issuer’s most recent Proxy Statement on Schedule 14A filed with the SEC on March 29, 2022.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

A.          GMEI

(c)         The transactions in the Shares by GMEI during the past sixty days are set forth in Schedule A and are incorporated herein by reference. All transactions reflected in the table were effected in the open market.

B.          The Global Media & Entertainment Investments Trust (the “Trust”)

(c)          The Trust has not entered into any transactions in the Shares during the past sixty days.

C.          James Hill and Simon Groom (the “Trustees”)

(c)          The Trustees have not entered into any transactions in the Shares during the past sixty days.

D.          Michael Tabor (the “Beneficiary”)

(c)          The Beneficiary has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she, or it does not directly own.

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)          Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Power of Attorney for GMEI, dated December 20, 2021 (incorporated by reference from Exhibit A to the Reporting Persons’ Form 13F dated February 14, 2022 and filed with the SEC on February 14, 2022).

Exhibit B
Power of Attorney for the Trust, dated December 16, 2021 (incorporated by reference from Exhibit A to the Reporting Persons’ Form 13F dated February 14, 2022 and filed with the SEC on February 14, 2022).

Exhibit C
Power of Attorney for Simon Groom, dated December 16, 2021 (incorporated by reference from Exhibit A to the Reporting Persons’Form 13F dated February 14, 2022 and filed with the SEC on February 14, 2022).

Exhibit D
Power of Attorney for James Hill, dated December 16, 2021 (incorporated by reference from Exhibit A to the Reporting Persons’ Form 13F dated February 14, 2022 and filed with the SEC on February 14, 2022).

Exhibit E
Power of Attorney for Michael Tabor, dated December 19, 2021 (incorporated by reference from Exhibit A to the Reporting Persons’ Form 13F dated February 14, 2022 and filed with the SEC on February 14, 2022).

Exhibit F
Joint Filing Agreement by and among Honeycomb Investments Limited, The Honeycomb Trust, James Hill, Simon Groom and Michael Tabor (incorporated by reference from Exhibit 99.1 to the Reporting Persons’ Schedule 13D dated February 5, 2021 and filed with the SEC on February 5, 2021).

CUSIP No. 45174J509

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2022

GLOBAL MEDIA & ENTERTAINMENT INVESTMENTS LTD

By:	/s/ Bethany Pfalzgraf /s/ Jill Refvem, attorneys-in-fact
	Name:	Simon Groom
	Title:	Director

THE GLOBAL MEDIA & ENTERTAINMENT INVESTMENTS TRUST

By:	/s/ Jill Refvem, attorney-in-fact
	Name:	Simon Groom and James Hill
	Title:	Trustees

/s/ Jill Refvem, attorney-in-fact
JAMES HILL

/s/ Jill Refvem, attorney-in-fact
SIMON GROOM

/s/ Bethany Pfalzgraf /s/ Jill Refvem, attorneys-in-fact
MICHAEL TABOR

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Persons.  Except as noted below, all such transactions were effected in the open market through brokers and the prices in the “Price Per Share ($)” and “Price Range ($)” columns exclude commissions and transfer taxes, if any. Where a price range is provided in the column “Price Range ($)”, the price reported in that row’s column “Price Per Share ($)” is a weighted average price and such Shares were purchased in multiple transactions at prices between the price ranges indicated in the column “Price Range ($)”.  The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased at each separate price.

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Price Range ($)	Date of Purchase/Sale

Global Media & Entertainment Investments Ltd

Purchase of Common Stock	34,732	$18.7195382	$18.545 - $19.00	February 23, 2022
Purchase of Common Stock	48,600	$18.7806405	$18.36 - $19.00	February 24, 2022
Purchase of Common Stock	8,052	$18.9881514	$18.86 - $19.00	March 7, 2022
Purchase of Common Stock	7,246	$18.5183052	$18.40 - $18.60	March 10, 2022
Purchase of Common Stock	159,403	$18.849587	$18.68 - $18.97	March 11, 2022
Purchase of Common Stock	140,608	$18.8705190	$18.735 - $19.00	March 14, 2022
Purchase of Common Stock	64,121	$18.7929421	$18.58 - $19.00	March 15, 2022
Purchase of Common Stock	7,117	$18.8803976	$18.83 - $18.90	March 17, 2022
Purchase of Common Stock	14,509	$18.7193632	$18.54 - $18.80	March 28, 2022
Purchase of Common Stock	10,000	$18.8983705	$18.85 - $18.90	April 1, 2022
Purchase of Common Stock	40,499	$18.9197555	$18.59 - $18.99	April 4, 2022
Purchase of Common Stock	95,902	$18.9535812	$18.885 - $18.99	April 5, 2022
Purchase of Common Stock	216,398	$18.8856780	$18.57 - $18.99	April 6, 2022
Purchase of Common Stock	206,225	$18.6908946	$18.40 - $18.95	April 7, 2022
Purchase of Common Stock	210,975	$18.6654015	$18.15 - $18.80	April 8, 2022
Purchase of Common Stock	420,634	$18.9568027	$18.525 - $19.06	April 11, 2022
Purchase of Common Stock	181,447	$19.1257717	$19.00 - $19.20	April 12, 2022